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                                                                  Exhibit (a)(9)

WEDNESDAY JANUARY 26, 2:32 PM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE: EIS International, Inc.

SER SYSTEME AG COMPLETES ACQUISITION OF EIS INTERNATIONAL, INC.

HERNDON, Va., Jan. 26 /PRNewswire/ -- EIS International, Inc. (Nasdaq: EISI - news), today announced that SERSys Acquisition Corporation, a wholly owned subsidiary of SER Systeme AG (Frankfurt Neuer Markt: SES), Europe's largest supplier of document management systems and workflow solutions, has completed its tender offer for all of EIS' outstanding common stock. All shares that were validly tendered and not withdrawn prior to the January 24 expiration of the offer were accepted for payment.

As of January 24, approximately 9,987,112 shares of EIS common stock had been tendered, representing approximately 94.2% of all outstanding EIS shares. Shares of common stock not tendered in the tender offer will be converted into the right to receive $6.25 per share of cash through a short-form merger under Delaware law.

About EIS

EIS International, Inc., headquartered in Herndon, Virginia, is a leading provider of systems, software, and services for the call center industry. With approximately 77,000 workstations in 1,000 locations worldwide, EIS provides systems for telemarketing, customer service, fund-raising, market research, and collections. EIS systems increase productivity, enhance operational efficiency, and improve agent effectiveness in contact centers. Additional information about EIS is available by calling 800-274-5676, via email at info@eisi.com, or by visiting the company's web site at http://www.eisi.com.

About SER

SER, headquartered in Neustadt/Wied, Germany, is Europe's largest supplier of document management systems and workflow solutions. The company has 1,100 employees worldwide, with strong direct sales and support organizations in the U.S., Germany, the U.K., France, Austria, and Switzerland. Additional information is available on the company's web site at http://www.ser.com.

SOURCE: EIS International, Inc.